Filed Pursuant to Rule 424(b)(3)
(SEC File No. 333-117806)

PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 23, 2004)

TURBOCHEF TECHNOLOGIES, INC.

18,247,940 Shares
Common Stock

________________________________________

This prospectus supplement relates to the proposed resale from time to time by the limited partners of OvenWorks, LLLP, a Georgia limited liability limited partnership (“OvenWorks”), of shares of our common stock, $0.01 par value, which were received from OvenWorks in pro rata distributions to its limited partners effected on August 9, 2005 and January 23, 2007. OvenWorks is one of the selling stockholders named in the prospectus dated September 23, 2004.

All share numbers in this prospectus supplement reflect the conversion, as of October 28, 2004, of all shares of Series D Convertible Preferred Stock previously held by OvenWorks to shares of common stock, and a one-for-three reverse stock split completed December 27, 2004, pursuant to which the total number of shares covered by the prospectus was adjusted to 18,247,940. This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated September 23, 2004.

The following table supplements the information appearing under the heading “Selling Stockholders” in the prospectus by:

•	adding as selling stockholders those limited partners of OvenWorks who received shares in the distributions and who were not selling stockholders named in the prospectus dated September 23, 2004;

•
adjusting the number of shares of our common stock that may be offered for sale by those limited partners of OvenWorks who received shares in the distributions and who are selling stockholders named in the prospectus dated September 23, 2004; and

•
adjusting the number of shares of our common stock that may be offered for sale by OvenWorks as a result of the distributions to its limited partners and the sale by OvenWorks of 1,985,000 shares of our common stock in an underwritten public offering on February 8, 2005.

This table of supplemental information was prepared solely based on information supplied to us by the selling stockholders named therein, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the selling stockholders named in this table has sole voting and investment power with respect to the shares of common stock indicated as beneficially owned.

Except as set forth in the footnotes to this table, no selling stockholder named therein has had any position, office, or other material relationship with us or any of our predecessors or affiliates within the past three years.

	Total Number of Shares Beneficially Owned(1)	Total Number of Shares Offered for Resale(2)	Percentage Owned Before the Offering(3)	Percentage Owned After the Offering(3)(4)
OvenWorks, LLLP (5)	3,601,575	3,601,575	12.33%	*
Richard E. Perlman (5)(6)	5,204,935	4,788,302	17.57%	1.41%
Oven Management, Inc. (5)(7)	3,624,273	3,624,273	12.50%	*
John J. F. Sherrerd 2003 OvenWorks Grantor Retained Annuity Trust (8)	78,236	78,236	*	*
John J. F. Sherrerd (9)	152,149	1,433	*	*
Hilltop Holding Company, L.P. (10)	1,424,328	1,424,328	4.88%	*
Douglas M. Atkin (11)	30,463	24,530	*	*
Crescent International, Ltd. (12)	117,644	62,644	*	*
J. Thomas Presby (13)	188,571	80,140	*	*
D-W Investments, LLC (14)	230,732	138,778	*	*
Sir Anthony Jolliffe (15)	144,868	36,571	*	*
James K. Price (16)	1,603,393	1,186,727	5.41%	1.41%
William A. Shutzer (17)	1,279,849	1,211,517	4.37%	*
Raymond H. Welsh 2004 Grantor Retained Annuity Trust (18)	138,778	138,778	*	*
James A. Cochran (19)	328,236	179,903	1.12%	*
Reinaldo Pascual (20)	68,768	35,435	*	*
____________________

*	Less than 1%.

(1)
This column lists all shares of common stock beneficially owned, whether or not registered hereunder, including all shares of common stock that can be acquired through warrant or option exercises within 60 days of January 23, 2007.

(2)
Only the shares of common stock registered hereunder, as shown in this column, may be offered and resold by the selling stockholder pursuant to this prospectus. There is no assurance, however, that any of the selling stockholders will sell any or all of such shares of common stock.

(3)
The percentage owned assumes that any warrants or options for the purchase of common stock that are exercisable by that stockholder within 60 days of January 23, 2007 are exercised by that stockholder (and the underlying shares of common stock issued). For purposes of the ownership percentage, it is assumed that the offering occurs on the date of this prospectus supplement. The total number of shares outstanding used in calculating the percentage owned assumes a base of 29,215,088 shares of common stock outstanding as of January 22, 2007, no exercise of warrants or options (other than those exercisable by that particular stockholder within 60 days of January 23, 2007) and no exchange of any preferred units of membership interest of our subsidiary, Enersyst Development Center, L.L.C.

(4)	Assumes all shares of common stock registered hereunder are sold by the selling stockholder.

(5)
The sole general partner of OvenWorks is Oven Management, Inc. Richard E. Perlman, the Chairman of our Board of Directors, is the sole stockholder, sole director and President of Oven Management, Inc., and also is a limited partner of OvenWorks.

(6)
Shares beneficially owned include 1,164,029 shares received from partnership distributions from OvenWorks on August 9, 2005 and January 23, 2007, and 3,601,575 shares owned by OvenWorks, which is controlled by Mr. Perlman. Shares beneficially owned also include 416,633 shares issuable upon exercise of options, and 22,698 shares owned by Oven Management. If all remaining shares of common stock held by OvenWorks were distributed to its limited partners prior to being sold in this offering, Mr. Perlman would own an additional 582,452 shares directly, and an additional 11,357 shares indirectly through Oven Management.

(7)
Shares beneficially owned and offered for resale include 3,601,575 shares owned by OvenWorks, of which Oven Management is the general partner. Shares beneficially owned also include 22,698 shares received from partnership distributions from OvenWorks on August 9, 2005 and January 23, 2007. If all remaining shares of common stock held by OvenWorks were distributed to its limited partners prior to being sold in this offering, Oven Management would own an additional 11,357 shares directly.

(8)	Shares beneficially owned are shares received from partnership distributions from OvenWorks on August 9, 2005 and January 23, 2007.

(9)	Shares beneficially owned include 1,433 shares received from partnership distributions from OvenWorks on August 9, 2005 and January 23, 2007.

(10)	Shares beneficially owned are shares received from partnership distributions from OvenWorks on August 9, 2005 and January 23, 2007.

(11)	Shares beneficially owned include 13,330 shares received from partnership distributions from OvenWorks on August 9, 2005 and January 23, 2007.

(12)	Shares beneficially owned include 42,144 shares received from partnership distributions from OvenWorks on August 9, 2005 and January 23, 2007.

(13)
Shares beneficially owned include 68,332 shares of common stock issuable upon exercise of options and 80,140 shares received from partnership distributions from OvenWorks on August 9, 2005 and January 23, 2007. If all remaining shares of common stock held by OvenWorks were distributed to its limited partners prior to being sold in this offering, Mr. Presby would own an additional 40,099 shares directly. Mr. Presby is a member of our Board of Directors and the Board’s Audit and Nominating Committees.

(14)
Shares beneficially owned include 138,778 shares received from partnership distributions from OvenWorks on August 9, 2005 and January 23, 2007. If all remaining shares of common stock held by OvenWorks were distributed to its limited partners prior to being sold in this offering, D-W Investments would own an additional 69,441 shares directly. James W. DeYoung is the general partner and managing member of D-W Investments LLC. Mr. DeYoung is a member of our Board of Directors and the Board’s Compensation and Nominating Committees.

(15)
Shares beneficially owned include 89,998 shares of common stock issuable upon exercise of options and 36,571 shares received from partnership distributions from OvenWorks on August 9, 2005 and January 23, 2007. If all remaining shares of common stock held by OvenWorks were distributed to its limited partners prior to being sold in this offering, Sir Anthony would own an additional 18,299 shares directly. Sir Anthony is a member of our Board of Directors and the Board’s Nominating Committee.

(16)
Shares beneficially owned include 416,666 shares of common stock issuable upon exercise of options and 1,186,727 shares received from partnership distributions from OvenWorks on August 9, 2005 and January 23, 2007. If all remaining shares of common stock held by OvenWorks were distributed to its limited partners prior to being sold in this offering, Mr. Price would own an additional 593,809 shares directly. Mr. Price is a member of our Board of Directors, and is our President and Chief Executive Officer.

(17)
Shares beneficially owned include 68,332 shares of common stock issuable upon exercise of options and 1,211,517 shares received from partnership distributions from OvenWorks on August 9, 2005 and January 23, 2007. If all remaining shares of common stock held by OvenWorks were distributed to its limited partners prior to being sold in this offering, Mr. Shutzer would own an additional 606,213 shares directly. Mr. Shutzer is a member of our Board of Directors and the Board’s Audit, Compensation and Nominating Committees.

(18)
Shares beneficially owned are shares of common stock received from partnership distributions from OvenWorks on August 9, 2005 and January 23, 2007. If all remaining shares of common stock held by OvenWorks were distributed to its limited partners prior to being sold in this offering, the Trust would own an additional 69,441 shares directly. Raymond H. Welsh is the Trustee of the Raymond H. Welsh 2004 Grantor Retained Annuity Trust and is a member of our Board of Directors and the Board’s Audit, Compensation and Nominating Committees.

(19)
Shares beneficially owned include 148,333 shares of common stock issuable upon exercise of options and 179,903 shares received from partnership distributions from OvenWorks on August 9, 2005 and January 23, 2007. If all remaining shares of common stock held by OvenWorks were distributed to its limited partners prior to being sold in this offering, Mr. Cochran would own an additional 90,019 shares directly. Mr. Cochran is our Senior Vice President and Chief Financial Officer.

(20)
Shares beneficially owned include 33,333 shares of common stock issuable upon exercise of options and 70,817 shares received from partnership distributions from OvenWorks on August 9, 2005 and January 23, 2007. If all remaining shares of common stock held by OvenWorks were distributed to its limited partners prior to being sold in this offering, Mr. Pascual would own an additional 35,434 shares directly. Mr. Pascual is a partner of Kilpatrick Stockton LLP, Atlanta, Georgia, which has passed on certain legal matters for us, including the validity of the issuance of the shares of common stock offered hereby.

The date of this prospectus supplement is January 23, 2007.